05038369

NITED STATES
ID EXCHANGE COMMISSION
hington, D.C. 20549

BB 3/15

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53592

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Woodmen Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Farnam Street

(No. and Street)

Omaha, Nebraska 68102

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James B. Collier 420-271-7875

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309

(Address) (City) (State) (Zip Code)

SEC MAIL RECEIVED PROCESSING
FEB 28 2005
WASH, D.C. 179 SECTION

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0410-0580820

Oath or Affirmation

I, James B. Collier, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Woodmen Financial Services, Inc. as of December 31, 2004, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

James B. Collier

James B. Collier,
Financial Operations
Principal and Treasurer

Brenda Van Cleave

Notary Public

STATE OF NEBRASKA GENERAL NOTARY
BRENDA VAN CLEAVE
MY COMMISSION EXPIRES
November 5, 2007

This report contains:

(X) (a) Facing page
(X) (b) Statement of Financial Condition
(X) (c) Statement of Operations
(X) (d) Statement of Cash Flows
(X) (e) Statement of Changes in Stockholders' Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(X) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
(X) (n) Independent Auditors' Supplementary Report on Internal Control

0410-0580820

Woodmen Financial Services, Inc.

Financial Statements
and Supplemental Information

Years Ended December 31, 2004 and 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Report of Independent Auditors

The Board of Directors
Woodmen Financial Services, Inc.

We have audited the accompanying statements of financial condition of Woodmen Financial Services, Inc. (indirectly wholly owned by Woodmen of the World Life Insurance Society/Omaha Woodmen Life Insurance Society) as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodmen Financial Services, Inc. at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

January 21, 2005

Woodmen Financial Services, Inc.

Statements of Financial Condition

	December 31 2004	December 31 2003
Assets		
Cash	**$ 86,113**	$ 290,640
Receivables from brokers, dealers and others	**19,399**	7,261
Other receivables	**12,745**	–
Other assets	**25,837**	13,964
Total assets	**$ 144,094**	$ 311,865
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	**$ 14,736**	$ 23,394
Accounts payable and accrued expenses	**67,061**	13,836
Total liabilities	**81,797**	37,230
Stockholder's equity:		
Common stock, $1 stated value:		
Authorized shares – 50,000		
Issued and outstanding shares – 50,000	**50,000**	50,000
Additional paid-in capital	**4,298,875**	3,000,000
Accumulated deficit	**(4,286,578)**	(2,775,365)
Total stockholder's equity	**62,297**	274,635
Total liabilities and stockholder's equity	**$ 144,094**	$ 311,865

See accompanying notes.

Woodmen Financial Services, Inc.

Statements of Operations

	Year Ended December 31	
	2004	**2003**
Revenues:		
Concession income	**$ 803,088**	$ 276,331
Interest income	**1,883**	3,142
Other income	–	100
Total revenues	**804,971**	279,573
Expenses:		
Commission expense	**557,871**	194,508
Licenses and fees	**136,841**	149,781
Professional fees	**38,004**	41,624
Salaries and related expenses	**1,018,200**	1,277,700
Other operating expenses	**565,268**	391,166
Total expenses	**2,316,184**	2,054,779
Net loss	**$(1,511,213)**	$(1,775,206)

See accompanying notes.

Woodmen Financial Services, Inc.

Statements of Changes in Stockholder's Equity

Years Ended December 31, 2004 and 2003

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balances at January 1, 2003	$50,000	$1,550,000	$(1,000,159)	$ 599,841
Capital contributed from parent	–	1,450,000	–	1,450,000
Net loss	–	–	(1,775,206)	(1,775,206)
Balances at December 31, 2003	50,000	3,000,000	(2,775,365)	274,635
Capital contributed from parent	–	**1,298,875**	–	**1,298,875**
Net loss	–	–	**(1,511,213)**	**(1,511,213)**
Balances at December 31, 2004	**$50,000**	**$4,298,875**	**$(4,286,578)**	**$ 62,297**

See accompanying notes.

Woodmen Financial Services, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2004	**2003**
Cash flows from operating activities		
Net loss	**$(1,511,213)**	$(1,775,206)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in operating assets:		
Receivables from brokers, dealers and others	**(12,138)**	(2,118)
Other receivables	**(12,745)**	479
Other assets	**(11,873)**	(7,926)
Increase (decrease) in operating liabilities:		
Commissions payable	**(8,658)**	18,393
Accounts payable and accrued expenses	**53,225**	6,390
Net cash used in operating activities	**(1,503,402)**	(1,759,988)
Cash flows from financing activities		
Capital contributions from parent	**1,298,875**	1,450,000
Net cash provided by financing activities	**1,298,875**	1,450,000
Decrease in cash during year	**(204,527)**	(309,988)
Cash at beginning of year	**290,640**	600,628
Cash at end of year	**$ 86,113**	$ 290,640

See accompanying notes.

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Woodmen Financial Services, Inc. (the Company), was incorporated on July 9, 2001 and is a wholly owned subsidiary of WFS Holdings, Inc., a wholly-owned subsidiary of Woodmen of the World Life Insurance Society/Omaha Woodmen Life Insurance Society. The Company began operating as a broker-dealer on July 1, 2002 upon its approval for membership in the National Association of Securities Dealers (NASD). The Company is an introducing broker-dealer, which conducts business on an "Application Way" basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

Revenue Recognition

The majority of the Company's revenues are derived from dealer concessions for the sales of non-proprietary mutual funds by registered representatives and variable products offered by Woodmen of the World, the Company's ultimate parent. Revenues are recognized on an accrual basis upon remittance of investor funds to the mutual fund company or Woodmen of the World. Related commissions due to registered representatives are concurrently recognized based on agreed-upon rates.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

2. Income Taxes

The Company and its parent file a consolidated income tax return including only their own operations as the ultimate parent company, Woodmen of the World, is a tax exempt fraternal benefit society.

The Company has accumulated net operating losses of $4,284,000 that can be carried forward to offset future taxable income until 2022 through 2024. This represents the only significant temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Management has established a valuation allowance for the full amount of the resultant net deferred tax asset of $1,457,000 at December 31, 2004 and $943,000 at December 31, 2003 because of the uncertainty regarding whether the Company will generate sufficient future taxable income to realize the operating loss carryforward.

3. Net Capital Requirements

The Company is subject to the net capital requirements of the uniform net capital requirements of the Securities and Exchange Commission (the Commission) under Rule 15c3-1. The Commission requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met and requires that the ratio of aggregate indebtedness to net capital as defined therein shall not exceed 8 to 1 as a first year broker-dealer. At December 31, 2004, the Company had net defined capital of $23,652, which was $18,199 in excess of the required net capital of $5,453 at that date. At December 31, 2004 the Company's ratio of aggregate indebtedness to net capital was 3.46 to 1. Various other regulatory agencies may impose additional capital requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

4. Related Party Transactions

A portion of the Company's revenue is received from Woodmen of the World, its ultimate parent. The revenue is in the form of dealer concessions for the sales of variable products offered by Woodmen of the World, of which the majority is paid back to

4. Related Party Transactions (continued)

Woodmen of the World as commissions. Dealer concessions and commissions received from and paid to Woodmen of the World in 2004 and 2003 total $384,073 and $95,484, respectively. Commissions paid to Woodmen of the World in 2004 and 2003 were $344,826 and $88,449, respectively.

Substantially all of the Company's operating expenses represent allocations from or payments by Woodmen of the World, who is then reimbursed by the Company.

Supplemental Information

Woodmen Financial Services, Inc.

Computation of Net Capital – Part IIA

December 31, 2004

Computation of Net Capital

1.	Total ownership equity from Statement of Financial Condition		$62,297
2.	Deduct ownership equity not allowable for Net Capital		–
3.	Total ownership equity qualified for Net Capital		62,297
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
	B. Other (deductions) or allowable credits		–
5.	Total capital and allowable subordinated liabilities		62,297
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C):		
	• Prepaid expenses and other receivables	$38,645	
	B. Secured demand note deficiency	–	
	C. Commodity futures contracts and spot commodities – proprietary capital charges	–	
	D. Other deductions and/or charges	–	38,645
7.	Other additions and/or allowable credits		–
8.	Net capital before haircuts on securities positions		$23,652

Woodmen Financial Services, Inc.

Computation of Net Capital – Part IIA (continued)

Computation of Net Capital (continued)

9. Haircuts on securities [computed, where applicable, pursuant to 15c3-1 (f)]:		
A. Contractual securities commitments	$ –	
B. Subordinated securities borrowings	–	
C. Trading and investment securities:		
1. Exempted securities	–	
2. Debt securities	–	
3. Options	–	
4. Other securities	–	
D. Undue Concentration	–	
E. Other	–	
10. Net Capital		$23,652

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19) Note (A)	$ 5,453
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13. Net capital requirement (greater of line 11 or 12)	5,453
14. Excess net capital (line 10 less 13)	18,199
15. Excess net capital at 1000% (line 10 less 10% of line 19)	15,472

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition:		
• Accounts payable	$ 1,172	
• Accrued expenses	14,125	
• Commissions and bonuses payable	14,736	
• Accrued agents license fee	51,310	
• Sales and use tax payable	454	81,797
17. Add:		
A. Drafts for immediate credit	–	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
C. Other unrecorded amounts	–	–

Computation of Net Capital (continued)

19. Total aggregate indebtedness	$81,797
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)	346%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	–

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Woodmen Financial Services, Inc.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2004

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	X
B. (k)(2)(A) – "Special Account for the Exclusive Benefit of customers" maintained	______
C. (k)(2)(B) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	______
D. (k)(3) – Exempted by order of the Commission	______

Woodmen Financial Services, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2004

Differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing as of December 31, 2004, as amended, are reconciled as follows:

Amounts reported in unaudited Form X-17a-5 Part IIA	$22,276
Adjustments made subsequent to filing of Form X-17a-5:	
Concession income	14,918
Other income	(3,629)
Commission expense	14,356
Other operating expenses	(24,269)
Amount reported herein	$23,652

ERNST & YOUNG

Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors and Stockholder
Woodmen Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Woodmen Financial Services, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

January 21, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1100 Bausch & Lomb Place
Rochester NY 14604-2705
Telephone (585) 232 4000
Facsimile (585) 454 6594

To the Board of Directors and Shareholders
Sage, Rutty & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Sage, Rutty & Co., Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss

from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 21, 2005